Note Purchaser Confirmation Annex

17 **February 2023**

To: Atento Luxco 1, as Company

Atalya Luxco Midco, as a guarantor;

Atento Brasil S.A. as a guarantor;

Atento Colombia S.A. as a guarantor;

Atento Chile S.A. as a guarantor;

Atento México Holdco S. de R.L. de C.V. as a guarantor;

Atento Atención y Servicios, S.A. de C.V. as a guarantor;

Atento Servicios, S.A. de C.V. as a guarantor; and

Teleatento del Perú S.A.C. as a guarantor.

Copy: GLAS Trust Company LLC as Agent

GLAS Trust Corporation Limited as Security Agent

In relation to a Note Purchase Agreement dated 15 February 2023 between, among others, the Issuer and the original Note Purchasers (the "**Note Purchase Agreement**"), the original Note Purchasers have agreed to purchase certain Notes.

This is a Note Purchaser Confirmation Annex as referred to in the Note Purchase Agreement.

Capitalised terms used but not otherwise defined herein have the meanings set forth in the Note Purchase Agreement and/or the Conditions.

In our capacity as investment manager or sub-investment manager (as applicable) on behalf thereof, and in executing this Note Purchaser Confirmation Annex, we confirm that each of the funds referred to in the table below (the "[redacted] shall be Note Purchasers for the purposes of the Note Purchase Agreement and each such [redacted], severally and not jointly with the other Note Purchasers, commits to the amount of Notes to be purchased as set forth opposite its name in such table.

NAME OF NOTE PURCHASER	INITIAL NOTES TO BE PURCHASED	CONTACT DETAILS
[redacted]	$4,885,000.00	[redacted]
[redacted]	$4,273,000.00	[redacted]
[redacted]	$3,175,000.00	[redacted]

[redacted]	$1,395,000.00	[redacted]
[redacted]	$719,000.00	[redacted]
[redacted]	$621,000.00	[redacted]
[redacted]	$497,000.00	[redacted]
[redacted]	$242,000.00	[redacted]
[redacted]	$109,000.00	[redacted]
[redacted]	$16,000.00	[redacted]
TOTAL	**$15,932,000**	

* The Initial Notes to be purchased by [redacted] will be registered in the name British Overseas Bank Nominees Limited in its capacity as nominee for and on behalf of NatWest Trustee and Depositary Services Limited as depositary (and not otherwise) of [redacted].

(*Remainder of this page left intentionally blank*)

Very truly yours,

GLG PARTNERS LIMITED, acting in its capacity as general partner of GLG Partners LP,

acting in its capacity as investment manager or sub-investment manager (as applicable) on behalf of the Man GLG Funds referred to in the table above

By: __________________________________
Name: Aled Knights
Title: Authorised Signatory

By: __________________________________
Name: Henry Ellis
Title: Authorised Signatory

[*Signature Page to Note Purchaser Confirmation Annex*]

Accepted the date hereof:

ATENTO LUXCO 1

By: ______________________
Name: PASSOS, SERGIO
Title: GROUP CFO

[*Signature Page to Note Purchaser Confirmation Annex*]